Exhibit 21 - Subsidiaries of the Registrant Subsidiary corporations serving as general partners or managers of limited liability entities are listed with those entities.

Name of Subsidiary                        Type of entity      Jurisdiction of
                                                               organization
Ridgewood/Maine Hydro Partners, L.P.       limited partnership      Delaware*
Ridgewood Maine Hydro Corporation          corporation              Delaware*
Ridgewood Maine, L.L.C.                    limited liability co.    Delaware*
Ridgewood Waterpure Corporation            corporation              Delaware

*50% owned by Registrant and 50% owned by Ridgewood Electric Power Trust IV.